Exhibit 3.12

AMENDED CERTIFICATE OF DESIGNATION,
PREFERENCES AND RIGHTS

of

SERIES A PREFERRED STOCK

of

KENNEDY-WILSON, INC.

Pursuant to Section 151 of the Delaware General Corporation Law, the undersigned, Freeman Lyle, being the Secretary of Kennedy-Wilson, Inc., a corporation organized and existing under the laws of the State of Delaware (the “Corporation”), hereby certifies that the following resolution was adopted unanimously by the Board of Directors of the Corporation (the “Board of Directors” or the “Board”), at a duly called meeting:

RESOLVED that pursuant to the authority expressly granted to the Board of Directors by the provisions of the Corporation’s Certificate of Incorporation, as amended (the “Articles”), the Board hereby creates a series of the preferred stock of this Corporation which Series A Preferred Stock (a) shall be designated “ Series A Preferred Stock”, (b) shall have a par value equal to $.01 per share, (c) shall consist of sixty thousand (60,000) authorized shares and (d) shall have the following powers, designations, preferences and other rights, qualifications, limitations, or restrictions (in addition to those previsions set forth in the Articles which are applicable to the Series A Preferred Stock):

I.                                         DESIGNATION AND AMOUNT

The designation of this series, which consists of 60,000 shares of Preferred Stock, is the “Series A Preferred Stock” (the “Series A Preferred Stock”) and the face amount shall be One Thousand Dollars ($1,000.00) per share (the “Face Amount”).

II.                                     CERTAIN DEFINITIONS

For purposes of this Amended Certificate of Designation, in addition to the other terms defined herein, the following terms shall have the following meanings:

A.                                   “business day” means any day, other than a Saturday or Sunday or a national or California state holiday or a day on which banking institutions in the State of California are authorized or obligated by law, regulation or executive order to close.

B.                                     “Change of Control Event” shall occur if the Corporation shall:

(i)                                     sell, convey or dispose of all or substantially all of its assets (the presentation of any such transaction for stockholder approval being conclusive evidence that such transaction involves the sale of all or substantially all of the assets of the Corporation); or

(ii)                                  be acquired by or reorganized into or with another entity in which the common shareholders of the Corporation do not own a majority of the outstanding shares of the surviving, purchasing or newly resulting corporation, whether by means of merger or consolidation or reorganization resulting in the exchange of the outstanding common shares of Corporation for securities or consideration issued, or caused to be to issued, by the acquiring entity or its subsidiary.

C.                                     “Conversion Date” means, for any Optional Conversion (as defined in Article IV.A below), the date (which must be a business day) on which the applicable preferred stock certificate(s) are surrendered to Corporation for conversion.

D.                                    “Conversion Price” means $42.00.

E.                                      Dividend” means an amount equal to the rate of seven percent (7%) per annum of the Original Issue Price (defined below) payable in cash. The Original Issue Price of the Series A Preferred Stock is $40.00 per share, subject to adjustment as set forth in Article IV D. below. Dividends on the Series A Preferred Stock shall accumulate (on a daily basis) from the date (the “Issuance Date”), that the holders thereof have tendered payment in whole or in part, to the Corporation for such shares based upon the actual amount of cash consideration paid.

F.                                      “Majority Holders” mean the holders of a majority of the then outstanding shares of Series A Preferred Stock.

III.                                 DIVIDENDS

Dividends on the Series A Preferred Stock shall accrue and shall be cumulative from the Issuance Date (the “Dividend Commencement Date”). For each outstanding share of Series A Preferred Stock, Dividends shall be payable quarterly for each share of Series A Preferred Stock on June 30, September 30, December 31 and March 31 of each year (each, a “Dividend Payment Date”), commencing on June 30, 2008 and continuing until such share is fully converted, except that if any Dividend Payment Date is not a business day, then such Dividend Payment Date shall be the immediately preceding business day. Payment of the Dividend shall be made in cash.

IV.                                 CONVERSION

A.                                   Conversion at the Option of the Holder. Each holder of shares of Series A Preferred Stock may, at any time and from time to time until the third (3rd) anniversary of the Issuance Date, convert (an “Optional Conversion”) each of its shares of Series A Preferred Stock into a number of fully paid and nonassessable shares of Common Stock as is determined by dividing $42.00 by the Conversion Price applicable to such share, determined as hereinafter provided, in effect on the date the preferred stock certificate is surrendered for conversion.

B.                                     Automatic Conversion. Any Series A Preferred Stock not converted prior thereto, shall be converted on the third annual anniversary of the Issuance Date at the conversion rate described in Article IV.A (a “Mandatory Conversion”). Upon a Mandatory Conversion, the holder of Series A Preferred Stock shall comply with the provisions of Article IV.C below.

C.                                     Mechanics of Conversion. In order to effect an Optional Conversion, a holder shall: (i) fax (or otherwise deliver) a copy of a fully executed notice of conversion to the Corporation (Attention: Secretary) and (ii) surrender or cause to be surrendered the original certificates representing the Series A Preferred Stock being converted (the “Preferred Stock Certificates”), duly endorsed, along with a copy of the notice of conversion as soon as practicable thereafter to the Corporation. Such conversion shall be deemed to have been made immediately prior to the close of business on the date of such surrender of the share of Series A Preferred Stock to be converted, and the person or persons entitled to receive the shares of Common Stock issuable upon such conversion shall be treated for all purposes as the record holder or holders of such shares of Common Stock as of such date. Upon receipt by the Corporation of a facsimile copy of a notice of conversion from a holder, the Corporation shall promptly send, via facsimile, a confirmation to such holder stating that the notice of conversion has been received, the date upon which the Corporation expects to deliver the Common Stock issuable upon such conversion and the name and telephone number of a contact person at the Corporation regarding the conversion. The Corporation shall not be obligated to issue shares of Common Stock upon a conversion unless either the Preferred Stock Certificates are delivered to the Corporation as provided above, or the holder notifies the Corporation that such Preferred Stock Certificates have been lost, stolen or destroyed and delivers the documentation to the Corporation required by Article X.B hereof.

(i)                                     Delivery of Common Stock Upon Conversion. Upon the surrender of Preferred Stock Certificates accompanied by a notice of conversion, the Corporation (itself, or through its transfer agent) shall, as soon as practicable thereafter, issue and deliver at such office to such holder of Series A Preferred Stock, or its nominee (x) that number of shares of Common Stock issuable upon conversion of such shares of Series A Preferred Stock being converted and (y) a certificate representing the number of shares of Series A Preferred Stock not being converted, if any.

(ii)                                  Taxes. The issuance of certificates for shares of Common Stock upon conversion of Series A Preferred Stock shall be made without charge to the holders thereof for any issuance tax in respect thereof, provided that the corporation shall not be required to pay any tax in respect of any transfer involved in the issuance and delivery of any certificate in the name other than that of the holder or the Series A Preferred Stock that is being converted.

(iii)                               No Fractional Shares. If any conversion of Series A Preferred Stock would result in the issuance of a fractional share of Common Stock (aggregating all shares of Series A Preferred Stock being converted pursuant to a given notice of conversion), such fractional share shall be payable in cash based upon the ten day average closing sales price of the Common Stock at such time, and the number of shares of Common Stock issuable upon conversion of the Series A Preferred Stock shall be the next lower whole number of shares. If the Corporation elects not to, or is unable to, make such a cash payment, the holder shall be entitled to receive, in lieu of the final fraction of a share, one whole share of Common Stock.

(iv)                              Conversion Disputes. In the case of any dispute with respect to a conversion, the Corporation shall promptly issue such number of shares of Common Stock in accordance with subparagraph (i) above as are not disputed. If such dispute involves the calculation of the Conversion Price, and such dispute is not promptly resolved by discussion between the relevant holder and the Corporation, the Corporation shall submit the disputed calculations to an independent outside accountant via facsimile within three business days of receipt of the notice of conversion. The accountant, at the Corporation’s sole expense, shall promptly audit the calculations and notify the Corporation and the holder of the results no later than three business days from the date it receives the disputed calculations. The accountant’s calculation shall be deemed conclusive, absent manifest error. The Corporation shall then issue the appropriate number of shares of Common Stock in accordance with subparagraph (i) above.

(v)                                 Payment of Accrued Amounts. Upon conversion of any shares of Series A Preferred Stock, all Dividends then accrued or payable on such shares under this Amended Certificate of Designation through and including the Conversion Date shall be paid by the Corporation in cash or.

D.                                    Conversion Price Adjustments for Certain Dilutive Issuances.

(i)                                     Stock Splits, Stock Dividends, Etc. If, at any time on or after the Issuance Date, the number of outstanding shares of Common Stock is increased by a stock split, stock dividend, combination, reclassification or other similar event, the Conversion Price shall be proportionately reduced, or if the number of outstanding shares of Common Stock is decreased by a reverse stock split, combination, reclassification or other similar event, the Conversion Price shall be proportionately increased. In such event, the Corporation shall notify the Corporation’s transfer agent of such change on or before the effective date thereof.

(ii)                                  Merger, Consolidation, Etc. If, at any time after the Issuance Date, there shall be a Change of Control Event then the holders of Series A Preferred Stock shall thereafter have the right to receive upon conversion, in lieu of the shares of

Common Stock otherwise issuable, such shares of stock, securities and/or other property as would have been issued or payable in such Change of Control Event with respect to or in exchange for the number of shares of Common Stock which would have been issuable upon conversion had such Change of Control Event not taken place (without giving effect to the limitations contained in Article XIV), and in any such case, appropriate provisions (in form and substance reasonably satisfactory to the Majority Holders) shall be made with respect to the rights and interests of the holders of the Series A Preferred Stock to the end that the economic value of the shares of Series A Preferred Stock are in no way diminished by such Change of Control Event and that the provisions hereof (including, without limitation, in the case of any such consolidation, merger or sale in which the successor entity or purchasing entity is not the Corporation, an immediate adjustment of the Conversion Price so that the Conversion Price immediately after the Change of Control Event reflects the same relative value as compared to the value of the surviving entity’s common stock that existed between the Conversion Price and the value of the Corporation’s Common Stock immediately prior to such Change of Control Event) shall thereafter be applicable, as nearly as may be practicable in relation to any shares of stock or securities thereafter deliverable upon the conversion thereof.

(iii)                               Distributions. If, at any time after the Issuance Date, the Corporation shall declare or make any distribution of its assets (or rights to acquire its assets) to holders of Common Stock as a partial liquidating dividend, by way of return of capital or otherwise (including any dividend or distribution to the Corporation’s stockholders in cash or shares (or rights to acquire shares) of capital stock of a subsidiary (i.e., a spin-off)) (a “Distribution”), then the holders of Series A Preferred Stock shall be entitled, upon any conversion of shares of Series A Preferred Stock after the date of record for determining stockholders entitled to such Distribution (or if no such record is taken, the date on which such Distribution is declared or made), to receive the amount of such assets that would have been payable to the holder with respect to the shares of Common Stock issuable upon such conversion had such holder been the holder of such shares of Common Stock on the record date for the determination of stockholders entitled to such Distribution (or if no such record is taken, the date on which such Distribution is declared or made).

(iv)                              Convertible Securities and Purchase Rights. If, at any time after the Issuance Date, the Corporation issues any securities or other instruments that are convertible into or exercisable or exchangeable for Common Stock (“Convertible Securities”) or options, warrants or other rights to purchase or subscribe for Common Stock or Convertible Securities (“Purchase Rights”) pro rata to the record holders of the Common Stock, whether or not such Convertible Securities or Purchase Rights are immediately convertible, exercisable or exchangeable, then the holders of Series A Preferred Stock shall be entitled, upon any conversion of shares of Series A Preferred Stock after the date of record for determining stockholders entitled to receive such Convertible Securities or Purchase Rights (or if no such record is taken, the date on which such Convertible Securities or Purchase Rights are issued), to receive the aggregate number of Convertible Securities or Purchase Rights that such holder would have received with respect to the shares of Common Stock issuable upon such conversion had such holder been the holder of such shares of Common Stock on the record date for the determination of stockholders entitled to receive such Convertible Securities or Purchase Rights (or if no such record is taken, the date on which such Convertible Securities or Purchase Rights were issued). If the right to exercise or convert any such Convertible Securities or Purchase Rights would expire in accordance with their terms prior to the conversion of the Series A Preferred Stock, then the terms of such Convertible Securities or Purchase Rights shall provide that such exercise or convertibility right shall remain in effect until 30 days after the date the holder of Series A Preferred Stock receives such Convertible Securities or Purchase Rights pursuant to the conversion hereof.

V.                                     RESERVATION OF SHARES OF COMMON STOCK

On or prior to the Issuance Date, the Corporation shall reserve 1,428,571 shares of its authorized but unissued shares of Common Stock for issuance upon conversion of the Series A Preferred Stock, and, thereafter, the number of authorized but unissued shares of Common Stock so reserved (the “Reserved Amount”) shall at all times he sufficient to provide for the full conversion of all of the Series A Preferred Stock outstanding at the conversion price thereof.

VI.                                 RANK

All shares of the Series A Preferred Stock shall rank prior to the Corporation’s Common Stock and any class or series of capital stock of the Corporation hereafter created in each case as to distribution of assets upon liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary.

VII.                             LIQUIDATION PREFERENCE

A.                                   If the Corporation shall commence a voluntary case under the U.S. Federal bankruptcy laws or any other applicable bankruptcy, insolvency or similar law, or consent to the entry of an order for relief in an involuntary case under any law or to the appointment of a receiver, liquidator, assignee, custodian, trustee, sequestrator (or other similar official) of the Corporation or of any substantial part of its property, or make an assignment for the benefit of its creditors, or admit in writing its inability to pay its debts generally as they become due, or if a decree or order for relief in respect of the Corporation shall be entered by a court having jurisdiction in the premises in an involuntary case under the U.S. Federal bankruptcy laws or any other applicable bankruptcy, insolvency or similar law resulting in the appointment of a receiver, liquidator, assignee, custodian, trustee, sequestrator (or other similar official) of the Corporation or of any substantial part of its property, or ordering the winding up or liquidation of its affairs, and any such decree or order shall be unstayed and in effect for a period of 90 consecutive days and, on account of any such event, the Corporation shall liquidate, dissolve or wind up, or if the Corporation shall otherwise liquidate, dissolve or wind up, including, but not limited to, a Change of Control Event (each a “Liquidation Event”), no distribution shall be made to the holders of any shares of capital stock of the Corporation upon liquidation, dissolution or winding up unless prior thereto the holders of shares of Series A Preferred Stock shall have received the Liquidation Preference with respect to each share of Series A Preferred Stock.

B.                                     The purchase or redemption by the Corporation of stock of any class, in any manner permitted by law, shall not, for the purposes hereof, be regarded as a liquidation, dissolution or winding up of the Corporation.

C.                                     The “Liquidation Preference” with respect to a share of Series A Preferred Stock means an amount equal to the Face Amount thereof plus all accrued and unpaid Dividends.

VIII.                         VOTING RIGHTS

The holders of the Series A Preferred Stock shall have no voting power whatsoever, except as otherwise provided by the Delaware General Corporation Law (the “DGCL”), in this Article VIII and in Article IX below.

Notwithstanding the above, the Corporation shall provide each holder of Series A Preferred Stock with prior notification of any meeting of the stockholders (and copies of proxy materials and other information sent to stockholders). If the Corporation takes a record of its stockholders for the purpose of determining stockholders entitled to (i) receive payment of any dividend or other distribution, any right to subscribe for, purchase or otherwise acquire (including by way of merger, consolidation or recapitalization) any share of any class or any other securities or property, or to receive any other right, or (ii) to vote in connection with any proposed sale, lease or conveyance of all or substantially all of the assets of the. Corporation, or any proposed merger, consolidation, liquidation, dissolution or winding up of the Corporation, the Corporation shall mail a notice to each holder of Series A Preferred Stock, at least 15 days prior to the record date specified therein (or 45 days prior to the consummation of the transaction or event, whichever is earlier, but in no event earlier than public announcement of such proposed transaction), of the date on which any such record is to be taken for the purpose of such vote, dividend, distribution, right or other event, and a brief statement regarding the amount and character of such vote, dividend, distribution, right or other event to the extent known at such time.

To the extent that under the DGCL the vote of the holders of the Series A Preferred Stock, voting separately as a class or series, as applicable, is required to authorize a given action of the Corporation, the affirmative vote or consent of the holders of at least a majority of the then outstanding shares of the Series A Preferred Stock represented at a duly held meeting at which a quorum is present or by written consent of the Majority Holders (except as otherwise may be required under the DGCL) shall constitute the approval of such action by the class. To the extent that under the DGCL holders of the Series A Preferred Stock are entitled to vote on a matter with holders of Common Stock, voting together as one class, each share of Series A Preferred Stock shall be entitled to a number of votes equal to the number of shares of Common Stock into which it is then convertible using the record date for the taking of such vote of stockholders as the date as of which the Conversion Price is calculated.

If in connection with any Liquidation Event, the holders of the Series A Preferred Stock are entitled to vote to approve such Liquidation Event as a class, then the holders of such Series A Preferred Stock shall agree to vote their shares in favor of the Liquidation Event, conditioned on the receipt by all holders of Series A Preferred Stock of their respective Liquidation Preference, in full.

IX.                                PROTECTIVE PROVISIONS

So long as any shares of Series A Preferred Stock are outstanding, the Corporation shall not take any of the following corporate actions (whether by merger, consolidation or otherwise) without first obtaining the approval (by vote or written consent, as provided by the DGCL) of the Majority Holders:

(i)                                     alter or change the rights, preferences or privileges of the Series A Preferred Stock, or increase the authorized number of shares of Series A Preferred Stock;

(ii)                                  alter or change the rights, preferences or privileges of any capital stock of the Corporation so as to affect adversely the Series A Preferred Stock;

(iii)                               increase the par value of the Common Stock; or

(iv)                              enter into any agreement, commitment, understanding or other arrangement to take any of the foregoing actions.

Notwithstanding the foregoing, no change pursuant to this Article IX shall be effective to the extent that, by its terms, it applies to less than all of the holders of shares of Series A Preferred Stock then outstanding.

X.                                    MISCELLANEOUS

A.                                   Cancellation of Series A Preferred Stock. If any shares of Series A Preferred Stock are converted pursuant to Article IV by the Corporation, the shares so converted shall be canceled, shall return to the status of authorized, but unissued Preferred Stock of no designated series, and shall not be issuable by the Corporation as Series A Preferred Stock.

B.                                     Lost or Stolen Certificates. Upon receipt by the Corporation of (i) evidence of the loss, theft, destruction or mutilation of any Preferred Stock Certificate(s) and (ii) (y) in the case of loss, theft or destruction, indemnity (without any bond or other security) reasonably satisfactory to the Corporation, or (z) in the case of mutilation, the Preferred Stock Certificate(s) (surrendered for cancellation), the Corporation shall execute and deliver new Preferred Stock Certificate(s) of like tenor and date. However, the Corporation shall not be obligated to reissue such lost, stolen, destroyed or mutilated Preferred Stock Certificate(s) if the holder contemporaneously requests the Corporation to convert such Series A Preferred Stock.

C.                                     Notices. Any notices required or permitted to be given under the terms hereof shall be sent by certified or registered mail (return receipt requested) or delivered personally, by nationally recognized overnight carrier or by confirmed facsimile transmission, and shall be effective five days after being placed in the mail, if mailed, or upon receipt or refusal of receipt, if delivered personally or by nationally recognized overnight carrier or confirmed facsimile transmission, in each case addressed to a party. The addresses for such communications are (i) if to the Corporation to Kennedy-Wilson, Inc., 9601 Wilshire Boulevard, Suite 220, Beverly Hills, California 90210, Telephone: (310) 887-6453, Facsimile: (310) 887-6459, Attention: Freeman Lyle, and (ii) if to any holder to such address as may be designated in writing by such person.

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IN. WITNESS WHEREOF, this Amended Certificate of Designation is executed on behalf of the Corporation this 30th day of May, 2008.

KENNEDY-WILSON, INC.

By:	/s/ Freeman Lyle
Name: Freeman Lyle
Title: Secretary